Exhibit 107

Calculation of Filing Fee Table

SC TO-T

(Form Type)

Imago BioSciences, Inc.

(Name of Subject Company - Issuer)

M-Inspire Merger Sub, Inc.,

a wholly owned subsidiary of

Merck Sharp & Dohme LLC

(Names of Filing Persons - Offerors)

Table 1: Transaction Valuation

	Transaction Value	Fee Rate	Amount of Filing Fee

Fees to Be Paid	$ 1,351,898,820.00(1)	0.00011020	$ 148,979.25(2)

Fees Previously Paid			$ 0.00

Total Transaction Valuation	$ 1,351,898,820.00(1)

Total Fees Due for Filing			$ 148,979.25

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$ 148,979.25

(1)

Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, of Imago BioSciences, Inc. (“Imago”), at a purchase price of $36.00 per share, to the seller in cash, without interest and less any required tax withholding. As of December 5, 2022 (the most recent practicable date): (i) 33,914,435 shares of Imago common stock were issued and outstanding, (ii) 5,031,346 shares of Imago common stock were subject to outstanding Imago stock options and (iii) rights to purchase 0 shares of Imago common stock pursuant to Imago’s 2021 Employee Stock Purchase Plan were outstanding.

(2)

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2023, effective October 1, 2022, by multiplying the transaction value by 0.00011020.